Exhibit 99.206

Ernst & Young LLP Calgary City Centre 2200 - 215 2nd Street SW Calgary, AB T2P 1M4	Tel: +1 403 290 4100 Fax: +1 403 290 4265 ey.com

May 20, 2021

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Office of The Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, the Northwest Territories

Office of the Superintendent of Securities (Nunavut)
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re: High Tide Inc. (the “Company”)

We refer to the short form base shelf prospectus dated April 22, 2021 of High Tide Inc. (the “Company”) as supplemented by the prospectus supplement dated May 20, 2021 relating to the offer of 2,100,000 units in capital of the Company, for aggregate gross proceeds of $20,160,000 (the “Prospectus”).

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 1, 2021 to the shareholders of the Company on the following financial statements:

●	Consolidated statement of financial position as at October 31, 2020;

●	Consolidated statement of changes in equity as at October 31, 2020; and

●	Consolidated statement of loss and other comprehensive loss and cash flow for the year ended October 31, 2020, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditors’ consent to the use of a report of the auditor incorporated by reference in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Handbook – Assurance.

Yours very truly,

Chartered Professional Accountants

A member firm of Ernst & Young Global Limited